SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.             )*
TIMCO Aviation Services, Inc.

(Name of Subject Company (Issuer))
TIMCO Aviation Services, Inc.

(Names of Filing Persons (Offeror))
8% Senior Subordinated Convertible PIK Notes Due 2006
8% Junior Subordinated Convertible PIK Notes Due 2007

(Title of Classes of Securities)
8% Senior Subordinated Convertible PIK Notes Due 2006: 887151AA6
8% Junior Subordinated Convertible PIK Notes Due 2007: 887151AB4

(CUSIP Number of Classes of Securities)
Roy T. Rimmer, Jr.
Chairman and Chief Executive Officer
TIMCO Aviation Services, Inc.
623 Radar Road
Greensboro, NC 27410
Telephone: (336) 668-4410

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Philip Schwartz, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
Telephone: (305) 374-5600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$62,378,439	$7,342

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee has been calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, based upon the book value of the aggregate principal amount of the notes that may be received by TIMCO Aviation Services, Inc. in the exchange offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

     This tender offer statement on Schedule TO is being filed by TIMCO Aviation Services, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to holders of certain outstanding 8% Senior Subordinated Convertible PIK Notes Due 2006 and 8% Junior Subordinated Convertible PIK Notes Due 2007 of an early conversion of such notes, including “payable-in-kind” interest and any accrued but unpaid interest thereon, into a fixed number of shares of the Company’s authorized but unissued common stock, upon the terms and subject to the conditions described in the Offering Circular and the related Consent and Special Conversion Letter of Transmittal, attached hereto as Exhibits (a)(1)(i) and (1)(ii).
      The information in the Offering Circular, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below.

Item 7.	Source and Amount of Funds or Other Consideration.
      (b) and (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.
      (b) Not applicable.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.
      (a) Not applicable.

Item 10.	Financial Statements.
      (a) The information set forth on pages F-1 through F-33 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and in Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, is incorporated herein by reference. You may read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (202) 551-8090. Our filings are also available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov.
      (b) Not applicable.

Item 12.	Exhibits.

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offering Circular, dated August 17, 2005.
(a)(1)(ii)	Special Conversion Letter of Transmittal.
(a)(1)(iii)	Letter to clients.
(a)(1)(iv)	Letter to brokers.
(a)(1)(v)	Notice of Guaranteed Delivery.
(b)	Not applicable.
(d)(1)	Amended and Restated Common Stock Warrant Certificate issued to LJH Ltd. as of March 15, 2005 (incorporated herein by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
(d)(2)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIMCO AVIATION SERVICES, INC.

By:	/s/ Roy T. Rimmer, Jr.

Name: Roy T. Rimmer, Jr.

Title:	Chairman and Chief Executive Officer
Date: August 17, 2005

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offering Circular, dated August 17, 2005.
(a)(1)(ii)	Special Conversion Letter of Transmittal.
(a)(1)(iii)	Letter to clients.
(a)(1)(iv)	Letter to brokers.
(a)(1)(v)	Notice of Guaranteed Delivery.